            |
[GATX LOGO] | GATX Corporation                                   ROBERT C. LYONS
            | 500 West Monroe Street                            Vice President &
            | Chicago, IL  60661                         Chief Financial Officer
            |
                                                               Tel: 312.621.6633
                                                               Fax: 312.621.6644


April 26, 2007

VIA EXPRESS MAIL

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:      GATX FINANCIAL CORPORATION ("GFC")
         FILE NO. 001-08319

Dear Ms. Cvrkel:

         We are following up on our prior correspondence and subsequent discussions with the staff regarding the review of GFC's Form 10-K for the year ended December 31, 2005. We understand that since our affiliate investments in CL Air and Pembroke are now reported as part of discontinued operations (beginning with our Form 10-Q for the period ended September 30, 2006), that the staff will not object to or otherwise restrict the effectiveness of any future registration statement which includes or incorporates by reference the financial statements filed with our 2006 Annual Report on Form 10-K (which includes 2005), notwithstanding that the 2005 audited financial statements for these affiliates were not filed with our 2005 Annual Report on Form 10-K. Further, we believe all other comments and questions have been resolved to your satisfaction.

         If you have any questions or need additional information, please do not hesitate to call Bill Muckian, Vice President and Controller, at (312) 621-6402 or me at (312) 621-6633.

Sincerely,



RCL/mm

cc:  D.A. Golden
     W.M. Muckian
     Ms. Claire Erlanger, SEC Staff